EXHIBIT 99.1

Osisko Announces Closing of Overallotment Option in Connection With the Secondary Offering of Common Shares by Orion

MONTREAL, July 18, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX & NYSE: OR) announces today that the syndicate of underwriters led by CIBC Capital Markets and BMO Capital Markets (collectively, the "Underwriters") have purchased an additional 1,177,500 common shares of Osisko (the “Option Shares”) held by Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, following the exercise in full of their option to purchase additional shares (the "Over-Allotment Option"). The Over-Allotment Option was granted to the Underwriters in connection with Osisko's previously announced secondary offering (the "Secondary Offering") of 7,850,000 Common Shares, which closed on July 11, 2019.

Under the terms of the Secondary Offering, Orion had granted the Underwriters the Over-Allotment Option, exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 Option Shares at a price of $14.10 per Option Share for gross proceeds of $16,602,750. Osisko did not receive any of the proceeds of the Secondary Offering or from the exercise of the Over-Allotment Option.

Upon closing of the Over-Allotment Option, Orion's ownership of Osisko's issued and outstanding common shares has now been reduced to 6.2%. Orion has agreed with the Underwriters that its remaining common shares will be subject to a 180 day lock-up period, subject to customary exceptions.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com